BlastGard International, Inc.
2451 McMullen Booth Road, Suite 242
Clearwater, FL 33759
Tel: (727) 592-9400
Fax: (727) 592-9402

November 4, 2010

United States
Securities and Exchange Commission
Washington, D.C. 20549-4631

Re:	BlastGard International, Inc.
Form 10-Q/A for the Fiscal Quarter Ended March 31, 2010
Filed May 18, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 16, 2010
File No. 0-53756

Ladies / Gentlemen:

This letter responds to the Staff's letter of comments dated October 26, 2010. We have amended the Form 10-Q for the quarter ended June 30, 2010. In filing the amendment, we have revised Item 4 - Controls and Procedures in response to your comment and we have modified the 302 Certification in response to your comment. BlastGard will incorporate the Staff's comments in its future filings. In the interest of cost savings, we ask that we not be required to amend the Form 10-Q/A for the quarter ended March 31, 2010 as there were no changes to internal controls over financial reporting. You will note that Item 4 - Controls and Procedures of the June 30, 2010 Form 10-Q/A provides this information for the three months and six months ended June 30, 2010.

We acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BLASTGARD INTERNATIONAL, INC.

/s/ Michael J. Gordon,
Chief Executive Officer and Chief Financial Officer